Capstone Holding Corp.

5141 W. 122nd Street

Alsip, IL 60803

February 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Re:	Capstone Holding Corp.
Registration Statement on Form S-1, File No. 333-284105

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: February 14, 2025

Requested Time: 4:30 p.m., Eastern Time

Ladies and Gentlemen:

Capstone Holding Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-284105), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 4:30 p.m. Eastern Time on February 14, 2025, or as soon thereafter as possible.

Please contact our counsel, Steven Lipstein of Lucosky Brookman LLP at (732) 395-4416 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Lipstein by telephone when this request for acceleration has been granted.

Sincerely yours,

Capstone Holding Corp.

/s/ Matthew Lipman
Matthew Lipman
Chief Executive Officer